Exhibit 12.1

Manpower Inc.
Ratio of Earnings to Fixed Charges
(USD in millions)

	Six
	Months
	Ended
	June 30	Years Ended December 31,
	2001	2000	1999	1998	1997	1996
Earnings:
Earnings before income taxes	$ 96.0	$ 265.2	$ 205.8	$ 113.8	$ 249.2	$ 242.3
Fixed charges	47.5	94.0	71.6	65.1	47.2	40.0
	$ 143.5 ======	$ 359.2 ======	$ 277.4 ======	$ 178.9 ======	$ 296.4 ======	$ 282.3 ======

Fixed Charges:
Interest (expensed or capitalized)	$ 17.4	$ 35.0	$ 17.3	$ 19.2	$ 11.1	$ 6.4
Estimated interest portion of rent expense	30.1	59.0	54.3	45.9	36.1	33.6
	$ 47.5 =====	$ 94.0 =====	$ 71.6 =====	$ 65.1 =====	$ 47.2 =====	$ 40.0 =====

Ratio of earnings to fixed charges	3.0 ===	3.8 ===	3.9 ===	2.7 ===	6.3 ===	7.1 ===